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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 8)


                      AMERICAN MOBILE SATELLITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

    COMMON STOCK, $.01 PAR VALUE                           02755R 10 3
--------------------------------------     -------------------------------------
   (Title of class of securities)                        (CUSIP number)

                               JENNIFER A. SMOLKER
                 HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
                                 1500 HUGHES WAY
                              LONG BEACH, CA 90810
                                 (310) 525-5150
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JULY 7, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 2
--------------------------------------------------------           --------------------------------------

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
      1        NAME OF REPORTING PERSON:                 HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:                       95-3881942
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                  (A)[_]
                                                                                                  (B)[X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            AF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [X]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  20.6%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

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SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 3
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 HUGHES COMMUNICATIONS, INC.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:                       _______________
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            AF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     CA

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 6,691,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            6,691,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          6,691,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [X]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  20.6%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

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SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 4
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 HUGHES ELECTRONICS CORPORATION
                                                         FORMERLY KNOWN AS
                                                         HUGHES NETWORK SYSTEMS, INC.
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:                       _______________
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 11,566,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            11,566,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          11,566,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [_]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  31.0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------



SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------------------------------------------           --------------------------------------
CUSIP No.               02755R 10 3                                               13D-Page 5
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:             GENERAL MOTORS CORPORATION
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:                      _______________
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            AF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) [_] OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:     DE

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 11,566,622
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            11,566,622

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH          11,566,622
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [_]

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  31.0%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO

---------------------------------------------------------------------------------------------------------



SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This constitutes Amendment No. 8 (the "Amendment") to the
Schedule 13D (the "Statement") filed with the Securities and Exchange Commission by Hughes Communications Satellite Services, Inc., Hughes Communications, Inc., Hughes Electronics Corporation, formerly known as Hughes Network Systems, Inc. ("HE"), and General Motors Corporation (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of American Mobile Satellite Corporation, a Delaware corporation (the "Company").

Item 4.           Purpose of Transaction.

                  The following description of the transactions discussed below is based solely on information disclosed in the Report on Form 8-K filed with the Commission on June 8, 1999 by American Mobile Satellite Corporation (Commission File No. 0-23044) (the "Company's 8-K") and on representations by the Company's counsel that these transactions have been consummated as of July 7, 1999.

                  On June 7, 1999, American Mobile Satellite Corporation (the "Company") entered into an Exchange Agreement (the "Exchange Agreement") with WorldSpace Inc. ("WorldSpace") and XM Satellite Radio Holdings Inc. ("XM Radio"), a development stage company developing a digital quality radio service to be transmitted directly by satellite to car, home, and portable radios. At the closing of the Exchange Agreement, which took place on July 7, 1999, the Company acquired all of WorldSpace's interest in XM Radio in exchange for 8,618,244 million shares of the Company's common stock (some of which shares will be issued following receipt of approval by the Company's stockholders). As a result of this transaction, the Company now owns all of the issued and outstanding stock of XM Radio, and WorldSpace no longer owns any direct equity or debt interest in XM Radio.

                  Concurrently with this transaction, XM Radio also issued an aggregate of $250 million of subordinated convertible notes to several new strategic and financial investors, including General Motors Corporation, Clear Channel Investments, Inc., and DIRECTV Enterprises, Inc. XM Radio used $75 million of the proceeds it received from the issuance of these notes to redeem certain outstanding loan obligations owed to WorldSpace.

                  Except as described above, the Reporting Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  The information in Item 4 is incorporated herein by reference.

Item 7.           Material to be filed as Exhibits.

                  The following documents are incorporated by reference herein as Exhibits to this Amendment:

         1. Exhibit No. 99-1 to the Company's 8-K (American Mobile Satellite Corporation Press Release dated June 8, 1999).

         2. Exhibit No. 99-2 to the Company's 8-K (XM Satellite Radio Corporation Press Release dated June 8, 1999).


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
                                    SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, we the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 9, 1999

                             HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.

                             By: /s/ Frank Taormina
                                 -------------------------------------------
                                 Name: Frank Taormina
                                 Title: President



                             HUGHES COMMUNICATIONS, INC.

                             By: /s/ Frank Taormina
                                 -------------------------------------------
                                 Name: Frank Taormina
                                 Title: President



                             HUGHES ELECTRONICS CORPORATION

                             By: /s/ Mark A. McEachen
                                 -------------------------------------------
                                 Name: Mark A. McEachen
                                 Title: Vice President & Treasurer



                             GENERAL MOTORS CORPORATION

                             By: /s/ Anne T. Larin
                                 -------------------------------------------
                                 Name: Anne T. Larin
                                 Title: Assistant Secretary



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